Exhibit (a)(5)(E)

Case 1:18-cv-01694-UNA Document 1 Filed 10/29/18 Page 1 of 21 PageID #: 1

IN THE UNITED STATES DISTRICT COURT

FOR THE DISTRICT OF DELAWARE

HENRI BECK, Individually and on Behalf of All	)
Others Similarly Situated,	)
	)	Civil Action No.
)
Plaintiff,	)
)
v.	)	JURY TRIAL DEMANDED
)
CAFEPRESS INC., FRED E. DURHAM, III,	)	CLASS ACTION
ANTHONY C. ALLEN, MARY ANN ARICO,	)
KENNETH T. MCBRIDE and ALAN B. HOWE,	)
)
Defendants.	)
)
)

COMPLAINT FOR VIOLATION OF THE SECURITIES EXCHANGE ACT OF 1934

AND BREACH OF FIDUCIARY DUTIES

Plaintiff Henri Beck (“Plaintiff”), by his attorneys, on behalf of himself and those similarly situated, files this action against the defendants, and alleges upon information and belief, except for those allegations that pertain to him, which are alleged upon personal knowledge, as follows:

SUMMARY OF THE ACTION

1. Plaintiff brings this stockholder class action on behalf of himself and all other public stockholders of CafePress Inc. (“CafePress” or the “Company”), against CafePress and the Company’s Board of Directors (the “Board” or the “Individual Defendants) for violations of Sections 14(d)(4), 14(e) and 20(a) of the Securities and Exchange Act of 1934 (the “Exchange Act”) and for breaches of fiduciary duty as a result of Defendants’ efforts to sell the Company to Snapfish, LLC (“Parent”) and Snapfish Merger Sub, Inc. (“Merger Sub” and collectively with Parent, “Snapfish”) as a result of an unfair process for an unfair price, and to enjoin the presently scheduled November 8, 2018 expiration of the tender offer (the “Tender Offer”) to acquire all of CafePress’ common stock for $1.48 per share in cash (the “Proposed Transaction”).

2. The terms of the Proposed Transaction were memorialized in a September 28, 2018, filing with the Securities and Exchange Commission (“SEC”) on Form 8-K attaching the definitive

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Agreement and Plan of Merger (the “Merger Agreement”). Under the terms of the Merger Agreement, CafePress will become an indirect wholly-owned subsidiary of Snapfish, and CafePress shareholders are being offered $1.48 in cash for each share of CafePress common stock they own.

3. Thereafter, on October 12, 2018, CafePress filed a Solicitation/Recommendation Statement on Schedule 14D-9 with (the “14D-9”) with the Securities and Exchange Commission (the “SEC”) in support of the Proposed Transaction.

4. For the reasons set forth herein, the Proposed Transaction is unfair and undervalued for a number of reasons.

5. Next, it appears as though the Board has entered into the Proposed Transaction to procure for themselves and senior management of the Company significant and immediate benefits not available to the Company’s public stockholders. For instance, pursuant to the terms of the Merger Agreement, upon the consummation of the Proposed Transaction, Company Board Members and executive officers will be able to exchange all Company equity awards for the merger consideration.

6. As such, Defendants breached their fiduciary duties to the Company’s stockholders by agreeing to the Proposed Transaction which undervalues CafePress and is the result of a flawed sales process.

7. Further, in violation of sections 14(d)(4), 14(e) and 20(a) of the Securities and Exchange Act of 1934 (the “Exchange Act”), and in violation of their fiduciary duties, Defendants caused to be filed the materially deficient 14D-9 on October 12, 2018 with the SEC in an effort to solicit stockholders to tender their CafePress shares in favor of the Proposed Transaction. The 14D-9 is materially deficient and deprives CafePress stockholders of the information they need to make an intelligent, informed and rational decision of whether to tender their shares in favor of the Proposed Transaction. As detailed below, the 14D-9 omits and/or misrepresents material information concerning, among other things: (a) the sales process leading up to the Proposed Transaction; and (b) the data and inputs underlying the financial valuation analyses by Needham

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& Co., LLC (“Needham”) that purport to support the fairness opinions provided by Needham as the Company’s financial advisor.

8. Absent judicial intervention, the Proposed Transaction will be consummated, resulting in irreparable injury to Plaintiff and the Class. This action seeks to enjoin the Proposed Transaction or, in the event the Proposed Transaction is consummated, to recover damages resulting from violation of the federal securities laws by Defendants.

PARTIES

9. Plaintiff is a citizen of Belgium and, at all times relevant hereto, has been a CafePress stockholder.

10. Defendant is a Delaware corporation with its principal place of business located at 11909 Shelbyville Road, Louisville, Kentucky 40243. CafePress Inc. operates as retailer of personalized products in the United States and internationally. The company offers gifts and accessories, including T-shirts and apparel; mugs and drinkware; and home goods, such as custom shower curtains and bed coverings. It conducts its business on its primary United States based domain, CafePress.com; and operates CafePress branded Websites for the markets in the United Kingdom, Canada, and Australia. The company also sells CafePress branded products through other online retail partners. CafePress’ common stock is traded on the NASDAQ Global Market under the ticker symbol “PRSS.”

11. Defendant Fred E. Durham, III (“Durham”) is a Co-Founder, Chairman of the Board and Chief Executive Officer (“CEO”) of the Company and has been a director of the Company since August 1999.

12. Defendant Anthony C. Allen (“Allen”) has been a director of the Company at all relevant times.

13. Defendant Mary Ann Arico (“Arico”) has been a director of the Company at all relevant times.

14. Defendant Kenneth T. McBride (“McBride”) has been a director of the Company at all relevant times.

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15. Defendant Alan B. Howe (“Howe”) has been a director of the Company at all relevant times.

16. Defendants Durham, Allen, Arico, McBride and Howe are collectively referred to as the “Individual Defendants.”

17. Non-Defendant Parent is a California limited liability company and is a party to the Merger Agreement. Snapfish is the leader in online photo printing services providing high-quality photo products to consumers looking for great value and selection. The company operates in multiple countries around the world and supports blue-chip companies’ photo efforts.

18. Non-Defendant Merger Sub is a Delaware corporation and a wholly owned subsidiary of Snapfish.

JURISDICTION AND VENUE

19. This Court has subject matter jurisdiction pursuant to Section 27 of the Exchange Act (15 U.S.C. § 78aa) and 28 U.S.C. § 1331 (federal question jurisdiction) as Plaintiff alleges violations of Sections 14(d)(4), 14(e) and Section 20(a) of the Exchange Act. This action is not a collusive one to confer jurisdiction on a court of the United States, which it would not otherwise have.

20. Personal jurisdiction exists over each defendant either because the defendant conducts business in or maintains operations in this District, or is an individual who is either present in this District for jurisdictional purposes or has sufficient minimum contacts with this District as to render the exercise of jurisdiction over defendant by this Court permissible under traditional notions of fair play and substantial justice.

21. Venue is proper in this District pursuant to 28 U.S.C. § 1391, because a substantial portion of the transactions and wrongs complained of herein occurred in this District.

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CLASS ACTION ALLEGATIONS

22. Plaintiff brings this action pursuant to Federal Rule of Civil Procedure 23, individually and on behalf of the stockholders of CafePress common stock who are being and will be harmed by Defendants’ actions described herein (the “Class”). The Class specifically excludes Defendants herein, and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the Defendants.

23. This action is properly maintainable as a class action because:

a.

The Class is so numerous that joinder of all members is impracticable. As of October 1, 2018, there were more than 17 million common shares of CafePress stock outstanding. The actual number of public stockholders of CafePress will be ascertained through discovery;

b.	There are questions of law and fact which are common to the Class, including inter alia, the following:

i.	Whether Defendants have violated the federal securities laws;

ii.	Whether Defendants made material misrepresentations and/or omitted material facts in the 14D-9; and

iii.	Whether Plaintiff and the other members of the Class have and will continue to suffer irreparable injury if the Proposed Transaction is consummated.

c.	Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class;

d.	Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class;

e.	The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual

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members of the Class which would establish incompatible standards of conduct for the party opposing the Class;

f.

Plaintiff anticipates that there will be no difficulty in the management of this litigation and, thus, a class action is superior to other available methods for the fair and efficient adjudication of this controversy; and

g.

Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

24. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with CafePress and owe the Company the duties of due care, loyalty, and good faith.

25. By virtue of their positions as directors and/or officers of CafePress, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause CafePress to engage in the practices complained of herein.

26. Each of the Individual Defendants are required to act with due care, loyalty, good faith and in the best interests of the Company. To diligently comply with these duties, directors of a corporation must:

a.	act with the requisite diligence and due care that is reasonable under the circumstances;

b.	act in the best interest of the company;

c.	use reasonable means to obtain material information relating to a given action or decision;

d.	refrain from acts involving conflicts of interest between the fulfillment of their roles in the company and the fulfillment of any other roles or their personal affairs;

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e.	avoid competing against the company or exploiting any business opportunities of the company for their own benefit, or the benefit of others; and

f.	disclose to the Company all information and documents relating to the company’s affairs that they received by virtue of their positions in the company.

27. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of CafePress, are obligated to refrain from:

a.	participating in any transaction where the directors’ or officers’ loyalties are divided;

b.	participating in any transaction where the directors or officers are entitled to receive personal financial benefit not equally shared by the Company or its public stockholders; and/or

c.	unjustly enriching themselves at the expense or to the detriment of the Company or its stockholders.

28. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated, and are violating, the fiduciary duties they owe to CafePress, Plaintiff and the other public stockholders of CafePress, including their duties of loyalty, good faith, and due care.

29. As a result of the Individual Defendants’ divided loyalties, Plaintiff and Class members will not receive adequate, fair or maximum value for their CafePress common stock in the Proposed Transaction.

SUBSTANTIVE ALLEGATIONS

Company Background

30. CafePress operates as a retailer of personalized products in the United States and internationally. The company offers gifts and accessories, including T-shirts and apparel; mugs and drinkware; and home goods, such as custom shower curtains and bed coverings. It conducts

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its business on its primary United States based domain, CafePress.com; and operates CafePress branded Websites for the markets in the United Kingdom, Canada, and Australia. The company also sells CafePress branded products through other online retail partners.

31. The Company’s most recent financial performance press release before the announcement of the Proposed Transaction indicated sustained and solid financial performance. For example, on July 31, 2018, the Company issued a press release wherein it reported its results for the second quarter of 2018. The Company reported that average order size on CafePress.com increased 8% compared to the prior year; revenue from the Retail Partner Channel increased $0.9 million and accounted for 35% of second quarter revenue; and revenue increased from the Amazon marketplace due to improved sales in both domestic and international markets.

32. In a July 31, 2018 press release, Individual Defendant Durham commented: “[W]e made significant progress toward completing the modernization of CafePress.com and demolishing the old site. . . we are seeing improved crawling and indexing rates on our US domain and a slow, sequential rebound in traffic. We continue to believe the new, modern website will ultimately result in improved search engine optimization and the return of revenue lost from lower traffic.”

33. Durham concluded: “Growth in the Retail Partner Channel continued within the quarter as we benefited from both domestic and international expansion and the catalog build out of Walmart.com and eBay. We anticipate continued growth in retail partner channels as we build out existing channels and integrate new marketplaces.”

34. Clearly, based upon these positive financial results, the Company is likely to have tremendous future success and should command a much higher consideration than the amount contained within the Proposed Transaction.

35. Additionally, despite this upward trajectory and continually increasing financial results, the Individual Defendants have caused CafePress to enter into the all-cash Proposed

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Transaction which will freeze out Plaintiff and all other public stockholders of the Company, foreclosing any ability for them to realize the full return of their investments.

The Flawed Sales Process

36. As detailed in the 14D-9, the process deployed by the Individual Defendants was flawed and inadequate, was conducted out of the self-interest of the Individual Defendants, and was severely compromised by the Board’s strategic plans causing the Company to hemorrhage value throughout the process.

37. Moreover, the 14D-9 indicates throughout the sales process, the Board failed to implement a proper market check or attempt to play interested parties off one another to drive up the deal price.

38. The 14D-9 is unclear as to the nature of specific confidentiality and/or non-disclosure agreements CafePress entered into with various third parties, including Snapfish, throughout the sales process, if any such agreements were different from one another, the terms of any included “don’t-ask, don’t-waive” provisions or standstill provisions in those agreements, and if so, the specific conditions, if any, under which such provisions would fall away or prevent parties from submitting a bid.

The Proposed Transaction

39. On September 28, 2018, CafePress and Snapfish issued a press release announcing the Proposed Transaction. The press release stated, in relevant part:

SAN FRANCISCO and LOUISVILLE, Ky., Sept. 28, 2018 (GLOBE NEWSWIRE) — To expand its photo and non-photo product offerings, Snapfish, LLC (“Snapfish”) the premier personalized photo service and CafePress (NASDAQ:PRSS), a leading retailer of engaging merchandise and personalized gifts, today announced that they have entered into an Agreement and Plan of Merger pursuant to which Snapfish would acquire CafePress. Under the terms of the agreement, which was approved by the Boards of Directors of both companies, a subsidiary of Snapfish will commence a tender offer for all the outstanding shares of CafePress common stock. The acquisition would create a combined platform of photo and non-photo-based products that would produce hundreds of thousands of personalized products for consumers globally.

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“We are looking forward to welcoming CafePress and its employees into the Snapfish organization and working with them during the next phases of each company’s evolution,” said Jasbir Patel, CEO of Snapfish. “Since its beginning in 1999, CafePress has been a leader in print-on-demand, personalized and custom merchandise because of its design community and best-in-class manufacturing capabilities. We look forward to leveraging CafePress’ highly efficient and innovative manufacturing process to further enhance our manufacturing capabilities. We are excited to combine our efforts to provide our customers more options and more value.”

“Today marks a critical turning point in our pursuit to return CafePress to its market leading position in the personalized and expressive gift category. We are excited about the opportunity to accelerate growth by leveraging our content portfolio across Snapfish’s distribution channels,” said Fred Durham, founder and CEO of CafePress, Inc. “We take great pride in being the pioneer of offering personalized and custom merchandise to consumers and believe this transaction provides an opportunity to further our leading position as well as return value to our stockholders.”

The transaction is expected to provide additional scale to two companies with almost 40 years of combined experience in the photo and personalization space. The transaction, once closed, would enable Snapfish to access over one billion content items, and a massive array of designs that are crowdsourced from a global community of more than two million independent designers. The transaction is also expected to bring partnerships to Snapfish with major entertainment properties. Additionally, following the closing of the transaction, CafePress would have access to additional manufacturing, marketing, and merchandising capabilities to expand its scope.

Snapfish has received Support Agreements from certain CafePress stockholders, directors and management totaling approximately 51% of the outstanding common stock of CafePress. The transaction is expected to close in early November and is subject to customary closing conditions, including the tender into the offer by CafePress stockholders of shares representing at least a majority of the outstanding common stock.

Needham & Company, LLC is acting as financial advisor to CafePress and Pillsbury Winthrop Shaw Pittman LLP is acting as legal advisor to CafePress in the transaction. Arent Fox LLP is acting as legal advisor to Snapfish in the transaction.

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The Inadequate Merger Consideration

40. Significantly, the Company’s financial prospects and opportunities for future growth, and synergies with Snapfish establish the inadequacy of the merger consideration.

41. First, the compensation afforded under the Proposed Transaction to Company stockholders significantly undervalues the Company. The proposed valuation does not adequately reflect the intrinsic value of the Company. Moreover, the valuation does not adequately take into consideration how the Company is performing and considering key financial improvements. Next, the Company’s shares were trading well above the tender offer price throughout the first couple months of 2018, trading as high as $1.84. Moreover, the Company carries zero debt and has relatively low current liabilities in relation to its assets. Obviously, the opportunity to invest in such a company on the rise is a great coup for Snapfish, however it undercuts the investment of Plaintiff and all other public stockholders.

42. Finally, the Proposed Transaction represents a significant synergistic benefit to Snapfish. Clearly, while the deal will be beneficial to Snapfish, it comes at great expense to Plaintiff and other public stockholders of the Company.

43. Moreover, post-closure, Snapfish stockholders will be frozen out of their ownership interest in the Company, and will not receive the expected future benefits of their investments as the Company continues to perform well.

44. It is clear from these statements and the facts set forth herein that this deal is designed to maximize benefits for Snapfish at the expense of CafePress stockholders, which clearly indicates that CafePress stockholders were not an overriding concern in the formation of the Proposed Transaction.

Preclusive Deal Mechanisms

45. The Merger Agreement contains certain provisions that unduly benefit Snapfish by making an alternative transaction either prohibitively expensive or otherwise impossible. Significantly, the Merger Agreement contains a termination fee provision that will make it far less likely that a third-party bidder will attempt to submit a bid. Notably such a provision requires that

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CafePress pay up to $12.6 million to Snapfish under these circumstances if the Merger Agreement is terminated under certain circumstances. Moreover, under one circumstance, CafePress must pay this termination fee even if it consummates any competing Acquisition Proposal (as defined in the Merger Agreement) within 12 months following the termination of the Merger Agreement. The termination fee will make the Company that much more expensive to acquire for potential purchasers. The termination fee in combination with other preclusive deal protection devices will all but ensure that no competing offer will be forthcoming.

46. The Merger Agreement also contains a “No Solicitation” provision that restricts CafePress from considering alternative acquisition proposals by, inter alia, constraining CafePress’s ability to solicit or communicate with potential acquirers or consider their proposals. Specifically, the provision prohibits the Company from directly or indirectly soliciting, initiating, proposing or inducing any alternative proposal, but permits the Board to consider an unsolicited bona fide “Company Takeover Proposal” if it constitutes or is reasonably calculated to lead to a “Superior Company Proposal” as defined in the Merger Agreement.

47. Moreover, the Agreement further reduces the possibility of a topping offer from an unsolicited purchaser. Here, the Individual Defendants agreed to provide Snapfish information in order to match any other offer, thus providing Snapfish’s access to the unsolicited bidder’s financial information and giving Snapfish the ability to top the superior offer. Thus, a rival bidder is not likely to emerge with the cards stacked so much in favor of Snapfish.

48. These provisions, individually and collectively, materially and improperly impede the Board’s ability to fulfill its fiduciary duties with respect to fully and fairly investigating and pursuing other reasonable and more valuable proposals and alternatives in the best interests of the Company and its public stockholders.

49. Accordingly, the Company’s true value is compromised by the consideration offered in the Proposed Transaction.

Potential Conflicts of Interest

50. The sales process as indicated in the 14D-9 leading up to the Proposed Transaction

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indicates serious flaws in the supposed unbiased nature of the decision to enter into the Proposed Transaction.

51. Certain insiders stand to receive financial benefits as a result of the Proposed Transaction. Notably, Company insiders, including the Individual Defendants, currently own large, illiquid portions of Company stock that will be exchanged for significant consideration, totaling millions of dollars in some cases.

52. Moreover, certain employment agreements with CafePress executives, including certain directors, are entitled to severance packages should their employment be terminated under certain circumstances. These ‘golden parachute’ packages are significant, and will grant each director or officer entitled to them millions of dollars, compensation not shared by CafePress’s common stockholders.

53. For example, Defendant Durham’s package includes cash and equity totaling in excess of $1.2 million.

54. It is no wonder that, in light of the extremely lucrative profits for themselves, the Board allowed the Company to be sold far under its proper value in order to secure a sale.

55. Thus, while the Proposed Transaction is not in the best interests of CafePress stockholders, it will produce lucrative benefits for the Company’s officers and directors.

The Materially Misleading and/or Incomplete 14D-9

56. On October 12, 2018, CafePress filed with the SEC a materially misleading and incomplete 14D-9 Statement that failed to provide the Company’s stockholders with material information and/or provides them with materially misleading information critical to the total mix of information available to the Company’s stockholders concerning the financial and procedural fairness of the Proposed Transaction, and the decision to tender their shares or seek appraisal.

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Omissions and/or Material Misrepresentations Concerning the Sales Process and Conflicts of Interest leading up to the Proposed Transaction

57. Specifically, the 14D-9 fails to provide material information concerning the process conducted by the Company and the events leading up to the Proposed Transaction. In particular:

a.

The 14D-9 fails to disclose sufficient information regarding the number and nature of all confidentiality agreements entered into between CafePress and any interested third party during the sales process, if their terms differed from one another, and if they contained “don’t-ask, don’t-waive” or standstill provisions, and if so, the specific conditions, if any, under which such provisions would fall away or prevent parties from submitting a bid;

b.

The 14D-9 fails to disclose the details of all employment and retention-related discussions and negotiations that occurred between Snapfish and CafePress executive officers, including who participated in all such communications, when they occurred and their content.

Omissions and/or Material Misrepresentations Concerning the Financial Analyses by Needham

58. In the 14D-9, Credit Suisse describes its respective fairness opinion and the various valuation analyses performed to render such opinion. However, the descriptions fail to include necessary underlying data, support for conclusions, or the existence of, or basis for, underlying assumptions. Without this information, one cannot replicate the analyses, confirm the valuations or evaluate the fairness opinions.

59. With respect to the Selected Companies Analysis, the 14D-9 fails to disclose the individual multiples and financial metrics for the compared companies observed by Needham.

60. With respect to the Selected Transactions Analysis, the 14D-9 fails to disclose the individual multiples and financial metrics for the compared companies observed by Needham.

61. With respect to the Discounted Cash Flow Analysis, the 14D-9 fails to disclose (i)

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the unlevered free cash flows used by Needham in its DCF calculation; (ii) quantification on an implied per share basis of the impact of each of Needham’s respective sensitivity assumptions (iii) the specific inputs and the assumptions underlying the discount rates ranging from 22.0% to 26.0%; (iv) the implied perpetuity growth resulting from the DCF Analysis; and (iv) net cash as of August 31, 2018.

62. These disclosures are critical for stockholders to be able to make an informed decision on whether to tender their shares in favor of the Proposed Transaction.

63. Without the omitted information identified above, CafePress’s public stockholders are missing critical information necessary to evaluate whether the proposed consideration truly maximizes stockholder value and serves their interests. Moreover, without the key financial information and related disclosures, CafePress’s public stockholders cannot gauge the reliability of the fairness opinion and the Board’s determination that the Proposed Transaction is in their best interests.

FIRST COUNT

Claim for Breach of Fiduciary Duties

(Against the Individual Defendants)

64. Plaintiff repeats all previous allegations as if set forth in full herein.

65. The Individual Defendants have violated their fiduciary duties of care, loyalty and good faith owed to Plaintiff and the Company’s public stockholders.

66. By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in CafePress.

67. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty and good faith owed to the stockholders of CafePress by entering into the Proposed Transaction through a flawed and unfair process and failing to take steps to maximize the value of CafePress to its public stockholders.

68. Indeed, Defendants have accepted an offer to sell CafePress at a price that fails to

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reflect the true value of the Company, thus depriving stockholders of the reasonable, fair and adequate value of their shares.

69. Moreover, the Individual Defendants breached their duty of due care and candor by failing to disclose to Plaintiff and the Class all material information necessary for them to make an informed decision whether to tender their shares.

70. The Individual Defendants dominate and control the business and corporate affairs of CafePress, and are in possession of private corporate information concerning CafePress’s assets, business and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public stockholders of CafePress which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing stockholder value.

71. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise due care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

72. As a result of the actions of the Individual Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of CafePress’s assets and have been and will be prevented from obtaining a fair price for their common stock.

73. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the Class.

74. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

SECOND COUNT

Violations of Section 14(d) of the Exchange Act

(Against All Defendants)

75. Plaintiff repeats all previous allegations as if set forth in full herein.

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76. Defendants have caused the 14D-9 to be issued with the intention of soliciting CafePress stockholders to tender their shares in the Tender Offer.

77. Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder require full and complete disclosure in connection with tender offers.

78. The 14D-9 violates Section 14(d)(4) and Rule 14d-9 because it omits material facts, including those set forth above, which omission renders the 14D-9 false and/or misleading.

79. Defendants knowingly or with deliberate recklessness omitted the material information identified above from the 14D-9, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Proposed Transaction, they allowed it to be omitted from the 14D-9, rendering certain portions of the 14D-9 materially incomplete and therefore misleading.

80. The misrepresentations and omissions in the 14D-9 are material to Plaintiff and the Class, who will be deprived of their right to make an informed decision whether to tender their shares or seek appraisal if such misrepresentations and omissions are not corrected prior to the expiration of the Tender Offer. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that defendants’ actions threaten to inflict.

THIRD COUNT

Violations of Section 14(e) of the Exchange Act

(Against All Defendants)

81. Plaintiff repeats all previous allegations as if set forth in full herein.

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82. Defendants have disseminated the 14D-9 with the intention of soliciting stockholders to tender their shares in favor of the Proposed Transaction.

83. Defendants violated Section 14(e) of the Exchange Act by issuing the 14D-9 in which they made untrue statements of material facts or failed to state all material facts necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading, or engaged in deceptive or manipulative acts or practices, in connection with the Tender Offer commenced in conjunction with the Proposed Transaction.

84. Defendants knew that Plaintiff would rely upon their statements in the 14D-9 in determining whether to tender his shares pursuant to the Tender Offer commenced in conjunction with the Proposed Transaction.

85. As a direct and proximate result of these defendants’ unlawful course of conduct in violation of Section 14(e) of the Exchange Act, absent injunctive relief from the Court, Plaintiff has sustained and will continue to sustain irreparable injury by being denied the opportunity to make an informed decision in deciding whether or not to tender his shares or seek appraisal.

FOURTH COUNT

Violations of Section 20(a) of the Exchange Act

(Against all Individual Defendants)

86. Plaintiff repeats all previous allegations as if set forth in full herein.

87. The Individual Defendants were privy to non-public information concerning the Company and its business and operations via access to internal corporate documents, conversations and connections with other corporate officers and employees, attendance at management and Board meetings and committees thereof and via reports and other information provided to them in

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connection therewith. Because of their possession of such information, the Individual Defendants knew or should have known that the 14D-9 was materially misleading to Company stockholders.

88. The Individual Defendants were involved in drafting, producing, reviewing and/or disseminating the materially false and misleading statements complained of herein. The Individual Defendants were aware or should have been aware that materially false and misleading statements were being issued by the Company in the 14D-9 and nevertheless approved, ratified and/or failed to correct those statements, in violation of federal securities laws. The Individual Defendants were able to, and did, control the contents of the 14D-9. The Individual Defendants were provided with copies of, reviewed and approved, and/or signed the 14D-9 before its issuance and had the ability or opportunity to prevent its issuance or to cause it to be corrected.

89. The Individual Defendants also were able to, and did, directly or indirectly, control the conduct of CafePress’ business, the information contained in its filings with the SEC, and its public statements. Because of their positions and access to material non-public information available to them but not the public, the Individual Defendants knew or should have known that the misrepresentations specified herein had not been properly disclosed to and were being concealed from the Company’s stockholders and that the 14D-9 was misleading. As a result, the Individual Defendants are responsible for the accuracy of the 14D-9 and are therefore responsible and liable for the misrepresentations contained herein.

90. The Individual Defendants acted as controlling persons of CafePress within the meaning of Section 20(a) of the Exchange Act. By reason of their position with the Company, the Individual Defendants had the power and authority to cause CafePress to engage in the wrongful conduct complained of herein. The Individual Defendants controlled CafePress and all of its employees. As alleged above, CafePress is a primary violator of Section 14 of the Exchange Act and SEC Rule 14a-9. By reason of their conduct, the Individual Defendants are liable pursuant to

Case 1:18-cv-01694-UNA Document 1 Filed 10/29/18 Page 20 of 21 PageID #: 20

section 20(a) of the Exchange Act.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief, in its favor and in favor of the Class, and against the Defendants, as follows:

A.	Ordering that this action may be maintained as a class action and certifying Plaintiff as the Class representatives and Plaintiff’s counsel as Class counsel;

B.	Enjoining the Proposed Transaction;

C.	In the event Defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to Plaintiff and the Class;

D.	Declaring and decreeing that the Merger Agreement was agreed to in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable;

E.

Directing the Individual Defendants to exercise their fiduciary duties to commence a sale process that is reasonably designed to secure the best possible consideration for CafePress and obtain a transaction which is in the best interests of CafePress and its stockholders;

F.	Directing defendants to account to Plaintiff and the Class for damages sustained because of the wrongs complained of herein;

G.	Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiff’s attorneys’ and experts’ fees; and

H.	Granting such other and further relief as this Court may deem just and proper.

DEMAND FOR JURY TRIAL

Plaintiff hereby demands a jury on all issues which can be heard by a jury.

Case 1:18-cv-01694-UNA Document 1 Filed 10/29/18 Page 21 of 21 PageID #: 21

Dated: October 29, 2018	COOCH AND TAYLOR, P.A.

/s/ Blake A. Bennett
Blake A. Bennett (#5133)
OF COUNSEL:	The Brandywine Building
1000 West Street, 10th Floor
BRODSKY & SMITH, LLC	Wilmington, DE 19801
Evan J. Smith	(302) 984-3800
Marc L. Ackerman	Email: bbennett@coochtaylor.com
Two Bala Plaza, Suite 510	Telephone (302) 984-3880
Bala Cynwyd, Pennsylvania 19004	Facsimile (302) 984-3889
Telephone: (610) 667-6200	Attorneys for Plaintiff
Facsimile: (610) 667-9029
Email:mackerman@brodskysmith.com
Email: esmith@brodskysmith.com